Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

480 - 1140 West Pender Street, Vancouver, BC, V6E 4G1

www.santacruzsilver.com

Table of Contents

Company Overview	4
2024 Annual Highlights	5
Management Business Overview and Outlook	6
Selected Annual and Quarterly Production Results	7
Bolivar Mine Operating Results	9
Porco Mine Operating Results	10
Caballo Blanco Group Operating Results	11
San Lucas Feed Sourcing Operating Results	13
Zimapan Mine	14
Other Properties	15
Qualified Person and Technical Disclosures	15
Overview of Financial Results	16
Quarters ended December 31, 2024 and 2023	16
Years ended December 31, 2024, 2023 and 2022	17
Summary of Quarterly Results	18
Liquidity, Capital Resources and Contractual Obligations	19
Liquidity	19
Off-balance Sheet Arrangements	20
Transactions with Related Parties	21
Subsequent Events	21
Material Accounting Estimates and Judgments	21
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	21
Financial Instruments and Other Instruments	22
Outstanding Share Data	25
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	25
Non-GAAP Measures	26
Cautionary Note Regarding Forward-looking Information	32
Risk Factors	33
Additional Information	49

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

During the year ended December 31, 2024, the Company identified several errors in the previously filed 2023 financial statements. The Company has determined that a correction was required and as such, has restated its previously reported consolidated financial statements as at December 31, 2023 and the consolidated statement of financial position as at January 1, 2023. Refer to note 3 of the accompanying audited annual financial statements for details of the adjustment and impact to the audited consolidated financial statements for the year ended December 31, 2024 and 2023. Where applicable, previously reported figures in this MD&A have been updated to reflect the adjustments made as part of the restatement.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 28, 2025.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSXV’’) under the symbol ‘‘SCZ’’.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at December 31, 2024, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:

○	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”);
○	the Don Diego Process plant (the “Don Diego Process Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from San Lucas feed sourcing;
○	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”); and
○	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”).

●	Illapa (“Illapa”), with its operations held under an association agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:

○	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and
○	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

○	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and process plant complex located in Hidalgo, Mexico; and,

○	The La Pechuga Property and the Santa Gorgonia Prospect, which are exploration properties located in Mexico.

Management has assessed the nature of its interest in the Illapa Business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa Business in its consolidated financial statements. The Company is solely responsible for certain transactions made by the Illapa entity, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation.

The Company is the operator of the Illapa Business and as such the chief executive officer and executive management team review the Bolivar and Porco operating and financial information on a 100% basis. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (Refer to Note 22 of the audited consolidated financial statements).

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the audited consolidated financial statements.

In the third quarter of 2024, the Company changed its business process and began feeding all of the Reserva mine’s ore to the San Lucas feed sourcing business instead of combining it with the ore from other mines in the Caballo Blanco Group. To reflect the change in business process, the operating segments were updated in Q3 2024 to present the results of the Reserva mine as part of the San Lucas Group, comparative information from previous periods has not been updated and the results of the Reserva mine are still presented as part of the Caballo Blanco Group.

2024 Annual Highlights

	2024	2023 Restated(6)	Change ‘24 vs ‘23
Operational
Material Processed (tonnes milled)	1,955,904	1,883,446	4%
Silver Equivalent Produced (ounces) (3)	18,651,701	18,779,646	(1%)
Silver Ounces Produced	6,718,381	7,004,582	(4%)
Zinc Tonnes Produced	94,399	91,616	3%
Lead Tonnes Produced	11,820	12,366	(4%)
Copper Tonnes Produced	1,057	1,254	(16%)
Silver Equivalent Sold (payable ounces) (4)	14,089,723	16,105,327	(13%)
Cash Cost of Production per Tonne (5)	101.35	93.10	9%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (5)	21.90	18.96	16%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (5)	26.09	22.69	15%
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (5) (6)	28.74	22.90	25%
Financial
Revenues	282,987	251,256	13%
Gross Profit	57,226	3,233	1670%
Net Income (loss)	164,484	(11,008)	1594%
Net Earnings (Loss) Per Share - Basic ($/share)	0.46	(0.03)	1633%
Adjusted EBITDA (5)	52,625	17,553	200%
Cash and Cash Equivalent	35,721	4,947	622%
Working Capital (Deficiency)	46,296	(49,171)	194%

2024 Annual Production Summary - By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	284,634	204,585	275,273	341,650	849,762	1,955,904
Silver Equivalent Produced (ounces) (1)	4,105,592	2,057,069	3,496,383	4,637,705	4,354,952	18,651,701
Silver Ounces Produced	1,828,098	645,251	1,220,757	1,344,242	1,680,033	6,718,381
Zinc Tonnes Produced	19,395	12,045	18,606	28,043	16,310	94,399
Lead Tonnes Produced	1,327	795	2,316	1,924	5,458	11,820
Copper Tonnes Produced	N/A	N/A	N/A	N/A	1,057	1,057
Average head grades per mine:
Silver (g/t)	218	117	153	147	82	126
Zinc (%)	7.48	6.28	7.30	9.01	2.46	5.42
Lead (%)	0.64	0.51	1.11	0.88	0.75	0.78
Copper (%)	N/A	N/A	N/A	N/A	0.29	0.29
Metal recovery per mine:
Silver (%)	92	84	90	84	75	82
Zinc (%)	91	94	92	91	78	86
Lead (%)	73	76	76	64	85	77
Copper (%)	N/A	N/A	N/A	N/A	43	43
Silver Equivalent Sold (payable ounces) (2)	3,298,650	1,540,699	2,600,400	3,163,911	3,486,063	14,089,723

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(6)	The revenues, gross profit, net loss, net loss per share, Adjusted EBITDA, and working capital deficiency were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

Management Business Overview and Outlook

Debt Reduction and Restructuring:

On March 20th 2025, the Company made a $10,000 payment to Glencore as part of a plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. An additional payment of $7,500 was made in May 2025 and the Company will continue to make bi-monthly payments of $7,500 commencing in May 2025 until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished.

Bolivian Operations:

Going forward our Bolivian operations will continue to prioritize operational efficiency across both mining and milling activities. The key objectives are twofold: optimizing mining costs while enhancing recovery rates in our mills. This dual focus aims to increase the quality of our concentrates, with an emphasis on achieving a sustainable balance between cost-efficiency and productivity. By continuously refining our processes, we are committed to strengthening the quality and profitability of our operations.

Mexican Operations:

Going forward Zimapan will continue cost optimization efforts and process improvements to enhance concentrate quality and generate more cash flows. The improvement initiatives have shown positive results over recent quarters, and management will continue to prioritize these ongoing activities. Additionally, the Company will seek synergies between its operations to further improve operational processes, fostering integration and efficiency gains. Through these combined efforts, we aim to drive sustainable improvements in our production capabilities and financial performance.

Management believes that executing the above referenced strategic initiatives will significantly strengthen the Company’s financial position setting the stage for the future growth of the Company.

Selected Annual and Quarterly Production Results

	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q4 vs Q3	Change ‘24 vs. ‘23
Material Processed (tonnes milled)
Bolivar (4)	69,411	70,271	72,151	72,801	284,634	293,083	(1%)	(3%)
Porco (4)	53,702	48,714	51,307	50,862	204,585	190,837	10%	7%
Caballo Blanco Group	60,776	58,374	83,661	72,462	275,273	316,718	4%	(13%)
San Lucas Group	92,369	96,160	83,900	69,221	341,650	313,506	(4%)	9%
Zimapan	216,883	217,741	209,736	205,402	849,762	769,302	(0%)	10%
Total	493,141	491,260	500,755	470,748	1,955,904	1,883,446	0%	4%
Silver Equivalent Produced (ounces) (1)
Bolivar (4)	1,033,933	1,017,362	1,029,806	1,024,492	4,105,593	4,060,652	2%	1%
Porco (4)	496,735	482,620	534,300	543,414	2,057,069	2,063,929	3%	0%
Caballo Blanco Group	913,243	752,352	968,646	862,142	3,496,383	4,102,398	21%	(15%)
San Lucas Group	1,168,184	1,236,582	1,200,854	1,032,085	4,637,705	4,831,947	(6%)	(4%)
Zimapan	1,097,919	1,155,097	1,085,946	1,015,989	4,354,951	3,720,720	(5%)	17%
Total	4,710,014	4,644,013	4,819,552	4,478,122	18,651,701	18,779,646	1%	(1%)
Silver Ounces Produced
Bolivar (4)	491,377	483,300	427,665	425,756	1,828,098	1,973,779	2%	(7%)
Porco (4)	145,585	171,972	151,258	176,436	645,251	665,216	(15%)	(3%)
Caballo Blanco Group	368,822	248,605	318,520	284,810	1,220,757	1,544,561	48%	(21%)
San Lucas Group	329,760	354,877	364,607	294,998	1,344,242	1,464,180	(7%)	(8%)
Zimapan	426,141	444,634	409,309	399,949	1,680,033	1,356,846	(4%)	24%
Total	1,761,685	1,703,388	1,671,359	1,581,949	6,718,381	7,004,582	3%	(4%)
Zinc Tonnes Produced
Bolivar (4)	4,611	4,553	5,168	5,063	19,395	17,523	1%	11%
Porco (4)	2,983	2,626	3,276	3,160	12,045	11,901	14%	1%
Caballo Blanco Group	4,455	4,117	5,331	4,703	18,606	20,355	8%	(9%)
San Lucas Group	7,089	7,525	7,150	6,279	28,043	28,418	(6%)	(1%)
Zimapan	4,219	4,322	4,127	3,642	16,310	13,419	(2%)	22%
Total	23,357	23,143	25,052	22,847	94,399	91,616	1%	3%
Lead Tonnes Produced
Bolivar (4)	327	305	300	395	1,327	1,461	7%	(9%)
Porco (4)	215	206	205	169	795	777	4%	2%
Caballo Blanco Group	549	515	641	611	2,316	3,237	7%	(28%)
San Lucas Group	554	493	450	427	1,924	2,177	12%	(12%)
Zimapan	1,287	1,508	1,312	1,351	5,458	4,714	(15%)	16%
Total	2,932	3,027	2,908	2,953	11,820	12,366	(3%)	(4%)
Copper Tonnes Produced
Zimapan	248	270	284	255	1,057	1,254	(8%)	(16%)
Total	248	270	284	255	1,057	1,254	(8%)	(16%)

Silver Equivalent Sold (payable ounces) (2)
Bolivar (4)	777,765	730,460	775,682	1,014,743	3,298,650	2,798,472	6%	18%
Porco (4)	345,675	410,617	365,176	419,231	1,540,699	1,305,115	(16%)	18%
Caballo Blanco Group	629,937	708,726	688,391	573,346	2,600,400	2,956,128	(11%)	(12%)
San Lucas Group	847,411	846,455	715,135	754,910	3,163,911	5,756,049	0%	(45%)
Zimapan	852,103	905,497	857,755	870,708	3,486,063	3,289,563	(6%)	6%
Total	3,452,891	3,601,755	3,402,139	3,632,938	14,089,723	16,105,327	(4%)	(13%)

Selected Annual and Quarterly Production Results (continued)

	2024-Q4	2024-Q3(5)	2024-Q2(5)	2024-Q1(5)	2024-YTD	2023-YTD(5)	Change Q4 vs Q3	Change ‘24 vs. ‘23
Cash Cost of Production per Tonne (3)
Bolivar, Porco, and Caballo Blanco Group (4)	99.35	121.91	109.06	108.13	109.47	102.99	(19%)	6%
San Lucas Group	234.29	200.18	134.50	156.51	184.43	155.49	17%	19%
Zimapan	57.80	61.59	65.57	57.60	60.64	57.37	(6%)	6%
Total	106.35	110.50	95.11	93.19	101.35	93.10	(4%)	9%
Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar, Porco, and Caballo Blanco Group (4)	19.06	21.08	20.85	21.26	20.60	16.10	(10%)	28%
San Lucas Group	28.30	25.55	22.73	22.04	24.81	21.76	11%	14%
Zimapan	23.34	22.08	22.50	20.29	22.04	20.18	6%	9%
Total	22.38	22.38	21.66	21.19	21.90	18.96	0%	16%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar, Porco, and Caballo Blanco Group (4)	23.11	25.48	22.80	23.94	23.85	20.37	(9%)	17%
San Lucas Group	34.22.	26.43	22.86	22.28	26.72	21.95	29%	22%
Zimapan	27.13	27.07	27.62	22.59	26.10	23.92	0%	9%
Total	27.83	27.40	24.91	24.27	26.09	22.69	2%	15%

Underground development (m)	11,167	10,933	10,434	9,436	41,970	42,906	2%	(2%)
Core Drilling (m)	3,204	4,166	5,949	4,311	17,631	9,628	(23%)	83%

(1)	Silver Equivalent Produced (ounces) have been calculated, for all periods presented, using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead, and copper, respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold in the Non-GAAP Measures section, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold and Average Realized Price per Ounce of Silver Equivalent Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(5)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

2024 YTD vs 2023 YTD

Compared to 2023, the tons of processed material increased by 4%. The increase was driven by increases in tonnes milled from the San Lucas Group 9%, Porco 7% and Zimapan 10% operations that were offset by decreases in Bolivar (3%) and Caballo Blanco Group’s (13%) operations. The 13% decrease in Caballo Blanco Group is due to the results of the Reserva mine being reported in the San Lucas Group starting in Q3 2024. This highlights the stability and diversification of the Company’s asset base, enabling us to offset declines in production at certain operations with increased production from others. This strategic balance is essential for maintaining overall production stability and ensuring consistent performance across our operations.

Q4 2024 vs Q3 2024

Compared to Q3 2024, production levels remained stable with no overall change in tonnes milled that reflects a 4% increase in the Caballo Blanco Group and a 10% increase in Porco offset by a 4% decrease in San Lucas and a 1% decrease in Bolivar. This improvement in silver production is especially positive given the recent rise in silver prices and favorable market outlook. Silver ounces produced has continued to increase, rising 3% during Q4 which is a key area of focus for the Company.

Bolivar Mine Operating Results

Bolivar Production Table (3)	2024 Q4	2024 Q3	Change Q4 vs Q3	2024-YTD	2023-YTD	Change ‘24 vs. ‘23
Material Processed (tonnes milled)	69,411	70,271	(1%)	284,634	293,083	(3%)
Silver Equivalent Produced (ounces) (1)	1,033,933	1,017,362	2%	4,105,592	4,060,652	1%
Silver Equivalent Sold (payable ounces) (2)	777,765	730,460	6%	3,298,650	2,798,472	18%

Production
Silver (ounces)	491,377	483,300	2%	1,828,098	1,973,779	(7%)
Zinc (tonnes)	4,611	4,553	1%	19,395	17,523	11%
Lead (tonnes)	327	305	7%	1,327	1,461	(9%)

Average Grade
Silver (g/t)	236	231	2%	218	228	(4%)
Zinc (%)	7.19	7.19	0%	7.48	6.59	13%
Lead (%)	0.64	0.61	5%	0.64	0.68	(6%)

Metal Recovery
Silver (%)	93	93	0%	92	92	0%
Zinc (%)	92	90	3%	91	91	1%
Lead (%)	74	71	4%	73	73	0%

(1)	Silver Equivalent Produced (ounces) have been calculated, for all periods presented, using prices of $23.85/oz, $1.21/lb and $0.94/lb for silver, zinc, and lead, respectively applied to the metal production divided by the silver price as stated here plus the respective concentrate produced by the Bolivar, Porco, the Caballo Blanco Group, and San Lucas multiplied by the respective silver content, as applicable.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the mine is producing about 25,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolívar mill has operated continuously since 1993, receiving feed from two main sources: the Bolívar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolívar mine feed.

In Q4 2024, Bolivar processed 69,411 tonnes of ore and produced 1,033,933 silver equivalent ounces including 491,377 ounces of silver and 4,611 tonnes of zinc.

2024 YTD vs 2023 YTD

When comparing 2024 to 2023 production volumes, Bolívar processed 3% less material in 2024. Silver equivalent production increased by 18%, demonstrating strong metallurgical efficiency relative to the reduction in tonnes processed. Silver production remained relatively stable year-over-year, only decreasing by 7%, which was caused by a 4% decrease in silver head grades. Management is focusing on improving the mine’s silver output quality and reinforcing revenue resilience, particularly in the context of a strengthening silver price trend. Zinc production has improved with an 11% increase, driven by a 13% increase in zinc head grades while zinc recovery has remained steady. The higher zinc production offset some of the decrease in silver production. The company will continue its strategic focus on enhancing silver grades and recoveries, coupled with a favorable silver market outlook.

Q4 2024 vs Q3 2024

Material processed during Q4 2024 decreased by 1% compared to Q3 2024. Despite the slight reduction in tonnes processed, silver equivalent production increased by 2%, reflecting improved operational efficiency. Silver production increased by 2%, supported by a 2% higher silver head grade and a 1% improvement in silver recovery. These positive metallurgical trends align with a favorable silver market environment, where strengthening silver prices contributed positively to revenue generation. Zinc production remained stable with a 1% increase, while both zinc head grade and recovery were essentially unchanged (0% and +3% respectively). The solid performance in silver production, combined with favorable price dynamics and stable zinc production resulted in Bolívar’s improved revenue profile.

Porco Mine Operating Results

Porco Production Table (3)	2024 Q4	2024 Q3	Change Q4 vs Q3	2024-YTD	2023-YTD	Change ‘24 vs. ‘23
Material Processed (tonnes milled)	53,702	48,714	10%	204,585	190,837	7%
Silver Equivalent Produced (ounces) (1)	496,735	482,620	3%	2,057,069	2,063,929	0%
Silver Equivalent Sold (payable ounces) (2)	345,675	410,617	(16%)	1,540,699	1,305,115	18%

Production
Silver (ounces)	145,585	171,972	(15%)	645,251	665,216	(3%)
Zinc (tonnes)	2,983	2,626	14%	12,045	11,901	1%
Lead (tonnes)	215	206	4%	795	777	2%

Average Grade
Silver (g/t)	102	133	(23%)	117	126	(7%)
Zinc (%)	5.89	5.74	3%	6.28	6.61	(5%)
Lead (%)	0.51	0.55	(7%)	0.51	0.54	(5%)

Metal Recovery
Silver (%)	82	83	(1%)	84	86	(2%)
Zinc (%)	94	94	0%	94	94	(1%)
Lead (%)	78	78	0%	76	76	0%

(1)	Silver Equivalent Produced (ounces) have been calculated, for all periods presented, using prices of $23.85/oz, $1.21/lb, and $0.94/lb for silver, zinc, and lead, respectively applied to the metal production divided by the silver price as stated here plus the respective concentrate produced by the Bolivar, Porco, the Caballo Blanco Group, and San Lucas multiplied by the respective silver content, as applicable.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The mine produces approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping.

The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

In Q4 2024, Porco processed 53,702 tonnes of ore and produced 496,735 silver equivalent ounces including 145,585 ounces of silver and 2,983 tonnes of zinc.

2024 YTD vs 2023 YTD

Comparing 2024 to 2023, Porco demonstrated strong operational improvements, with material processed increasing by 7% and silver equivalent production up by 18%. Silver production decreased modestly by 3%, because of a 7% decrease in silver head grade and a slight 2% decrease in recovery, reflecting the resilience of the operation. Zinc production increased by 1% year-over-year, with a 5% decline in zinc head grade and stable zinc recovery. The ability to achieve higher production levels even with slightly lower grades underscores Porco’s efficiency improvements and supports future revenue growth, especially considering a favorable silver price environment.

Q4 2024 vs Q3 2024

Material processed increased by 10% during Q4 2024 compared to Q3 2024, reflecting a significant ramp-up in production capacity and silver equivalent production grew 3%. Silver production decreased by 15%, primarily driven by a 23% decline in silver head grade, while silver recovery remained stable. Zinc production increased by 14%, supported by the higher throughput and further increased by a 3% increase in zinc head grades and zinc recovery remained constant. The overall performance at Porco shows our volume-driven growth strategy.

Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2024 Q4	2024 Q3	Change Q4 vs Q3	2024-YTD	2023-YTD	Change ‘24 vs. ‘23
Material Processed (tonnes milled)	60,776	58,374	4%	275,273	316,718	(13%)
Silver Equivalent Produced (ounces) (1)	913,243	752,352	21%	3,496,383	4,102,398	(15%)
Silver Equivalent Sold (payable ounces) (2)	629,937	708,726	(11%)	2,600,400	2,956,128	(12%)

Production
Silver (ounces)	368,822	248,605	48%	1,220,757	1,544,561	(21%)
Zinc (tonnes)	4,455	4,117	8%	18,606	20,355	(9%)
Lead (tonnes)	549	515	7%	2,316	3,237	(28%)

Average Grade
Silver (g/t)	205	148	39%	153	166	(8%)
Zinc (%)	7.84	7.56	4%	7.30	6.92	6%
Lead (%)	1.17	1.16	1%	1.11	1.32	(16%)

Metal Recovery
Silver (%)	92	89	3%	90	91	(2%)
Zinc (%)	93	93	0%	92	93	(1%)
Lead (%)	77	76	2%	76	77	(2%)

(1)	Silver Equivalent Produced (ounces) have been calculated, for all periods presented, using prices of $23.85/oz, $1.21/lb, and $0.94/lb for silver, zinc, lead respectively applied to the metal production divided by the silver price as stated here plus the respective concentrate produced by the Bolivar, Porco, the Caballo Blanco Group, and San Lucas multiplied by the respective silver content, as applicable.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

In Q4 2024, Caballo Blanco processed 60,776 tonnes of ore and produced 913,243 silver equivalent ounces including 368,822 ounces of silver and 4,455 tonnes of zinc.

2024 YTD vs 2023 YTD

Comparing 2024 to 2023, material processed at Caballo Blanco declined by 13%, because Reserva’s production is now being blended with San Lucas ore and is reported in the San Lucas Group results instead. Despite the lower throughput, silver equivalent production decreased by 15%. Silver production decreased by 21% year-over-year, which was driven by reporting Reserva’s production in San Lucas Group and was also impacted by 8% lower head grades and 2% lower recoveries during the year. Zinc production declined by 9%, although zinc head grades improved by 6%.

Q4 2024 vs Q3 2024

Material processed increased by 4% in Q4 2024 compared to Q3 2024, indicating stable operational throughput. Silver equivalent production surged by 21%, significantly outpacing the increase in material processed, highlighting strong processing efficiency gains. Silver production rose sharply by 48%, driven by a 39% increase in silver head grade and a 3% improvement in silver recovery. This positive development positions Caballo Blanco to fully capitalize on the current upward silver price trend, thereby boosting revenue contribution to the Company’s consolidated operations. Zinc production increased by 8%, supported by a 4% higher zinc head grade and stable recoveries. As part of our broader operational optimization strategy, removing the Reserva mine ore from Caballo Blanco has delivered tangible benefits, resulting in stronger metallurgical outcomes and positioning Caballo Blanco for sustained performance improvements.

San Lucas Group Operating Results

San Lucas Group Production Table	2024 Q4	2024 Q3	Change Q4 vs Q3	2024-YTD	2023-YTD	Change ‘24 vs. ‘23
Material Processed (tonnes milled)	92,369	96,160	(4%)	341,650	313,506	9%
Silver Equivalent Produced (ounces) (1)	1,168,184	1,236,582	(6%)	4,637,705	4,831,947	(4%)
Silver Equivalent Sold (payable ounces) (2)	847,411	846,455	0%	3,163,911	5,756,049	(45%)

Production
Silver (ounces)	329,760	354,877	(7%)	1,344,242	1,464,180	(8%)
Zinc (tonnes)	7,089	7,525	(6%)	28,043	28,418	(1%)
Lead (tonnes)	554	493	12%	1,924	2,177	(12%)

Average Grade
Silver (g/t)	133	135	(1%)	147	172	(15%)
Zinc (%)	8.47	8.62	(2%)	9.01	9.87	(9%)
Lead (%)	0.93	0.80	16%	0.88	1.05	(16%)

Metal Recovery
Silver (%)	83	85	(2%)	84	85	(1%)
Zinc (%)	91	91	0%	91	92	(1%)
Lead (%)	64	64	1%	64	66	(4%)

Cash Cost of Production per Tonne ($/t) (3)	234.29	200.18	17%	184.43	155.49	19%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	28.30	25.55	11%	24.81	21.76	14%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	32.44	26.43	29%	26.72	21.95	22%

(1)	Silver Equivalent Produced (ounces) have been calculated, for all periods presented, using prices of $23.85/oz, $1.21/lb, and $0.94/lb for silver, zinc, and lead, respectively applied to the metal production divided by the silver price as stated here plus the respective concentrate produced by the Bolivar, Porco, the Caballo Blanco Group, and San Lucas multiplied by the respective silver content, as applicable.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The San Lucas feed sourcing business utilizes the excess production capacity of each of the milling facilities in Bolivia to produce concentrate. Feed is sourced from independent organized mining groups with whom San Lucas has negotiated agreements outlining methodology for valuation and purchase as well as validating the source of the feed and methods used in extraction. Once the ore material is sampled and the purchase is finalized, it is blended and processed. Starting from Q3 2024, the operating results of the Reserva mine are included in the San Lucas results because all ore produced by the Reserva mine is sold to the San Lucas feed sourcing business to achieve optimal recoveries.

Generally, the ore from the San Lucas feed sourcing business is campaigned through each milling facility and kept separate from mine feeds. Across the three milling facilities, the approximate distribution used by San Lucas to process third-party ore is 44% at Porco, 22% at Don Diego, and 34% at Bolívar. The feed volume and grade are variable and challenging to forecast; however, the consistent and fair business structure offered by our San Lucas feed sourcing business appeals to local miners. By working with a medium- to long-term perspective, we enhance the consistency of the ore, and additional agreements are currently being negotiated to increase feed sourced.

In Q4 2024, San Lucas processed 92,369 tonnes of ore and produced 1,168,184 silver equivalent ounces, including 329,760 ounces of silver and 7,089 tonnes of zinc.

2024 YTD vs 2023 YTD

Compared to 2023, material processed at San Lucas increased by 9%, reflecting a deliberate strategy to maximize mill utilization across our operations. Despite this increase, silver equivalent production declined by 4%, primarily due to a 15% decrease in silver head grades and a slight 1% decrease in zinc recoveries. Silver production decreased by 8% year-over-year. Zinc production fell by 1%, in line with a 9% drop in zinc head grade. As a margin-focused operation, San Lucas adjusts ore purchasing costs in accordance with ore quality, maintaining its profitability contribution. Furthermore, by supplementing feedstock for our milling facilities, San Lucas enhances overall operational efficiency and flexibility across the Group, directly supporting throughput and fixed cost absorption.

Q4 2024 vs Q3 2024

Material processed decreased by 4% in Q4 2024 compared to Q3 2024, a variation within normal operational parameters. Silver equivalent production declined by 6%, slightly exceeding the reduction in tonnes processed, driven by a 7% decrease in silver production, a 1% lower silver head grade, and a 2% decline in silver recovery. Zinc production fell by 6%, while zinc head grade and recovery remained relatively stable. It is important to note that San Lucas operates under a margin-based business model, where lower ore grades are offset by lower ore purchase costs, preserving contribution margins. Additionally, San Lucas plays a critical strategic role in ensuring that our milling facilities operate at optimal capacity, depending on the available throughput from the Company’s core mining operations.

Zimapan Mine

Zimapan Production Table	2024 Q4	2024 Q3	Change Q4 vs Q3	2024-YTD	2023-YTD	Change ‘24 vs. ‘23
Material Processed (tonnes milled)	216,883	217,741	0%	849,762	769,302	10%
Silver Equivalent Produced (ounces) (1)	1,097,919	1,155,097	(5%)	4,354,951	3,720,720	17%
Silver Equivalent Sold (payable ounces) (2)	852,103	905,497	(6%)	3,486,063	3,289,563	6%

Production
Silver (ounces)	426,141	444,634	(4%)	1,680,034	1,356,846	24%
Zinc (tonnes)	4,219	4,322	(2%)	16,310	13,419	22%
Lead (tonnes)	1,287	1,508	(15%)	5,458	4,714	16%
Copper (tonnes)	248	270	(8%)	1,057	1,254	(16%)

Average Grade
Silver (g/t)	82	82	0%	82	75	9%
Zinc (%)	2.50	2.58	(3%)	2.46	2.31	7%
Lead (%)	0.69	0.77	(10%)	0.75	0.78	(3%)
Copper (%)	0.28	0.29	(3%)	0.29	0.32	(11%)

Metal Recovery
Silver (%)	75	78	(4%)	75	73	3%
Zinc (%)	78	77	1%	78	76	3%
Lead (%)	86	90	(5%)	85	79	9%
Copper (%)	41	43	(4%)	43	50	(14%)

Cash Cost of Production per Tonne ($/t) (3)	57.80	61.59	(6%)	60.64	57.37	6%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	23.34	22.08	6%	22.04	20.18	9%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	27.13	27.07	0%	26.10	23.92	9%

(1)	Silver Equivalent Produced (ounces) have been calculated, for all periods presented, using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead, and copper, respectively applied to the metal production divided by the silver price as stated here plus the respective concentrate produced by Zimapan multiplied by the respective silver content.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from Zimapan in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Steadily increasing mine and plant production has assisted in reducing unit costs thereby helping to mitigate the impact of metal and supply chain price volatility. Higher metallurgical recoveries in 2024 resulting from focused attention to this issue during 2024 had a significant positive impact on metal production. A shift to higher productivity high-value mining areas is the focus for 2025.

2024 YTD vs 2023 YTD

Compared to 2023, Zimapan delivered a solid operational performance, with tonnes processed increasing by 10% and silver equivalent production rising by 17%. Silver production improved by 24% year-over-year, supported by a 9% increase in silver head grades and a 3% increase in recoveries. Zinc production grew significantly by 22% which was driven by a 7% improvement in zinc head grades and a 3% increase in recoveries. These positive trends in both production and metallurgical performance underscore the successful optimization initiatives implemented over the past year. Zimapan’s year-over-year improvements, combined with favorable silver market conditions, have strengthened its contribution to the Company’s overall production and revenue growth.

Q4 2024 vs Q3 2024

Material processed remained stable in Q4 2024 compared to Q3 2024. Despite consistent throughput, silver equivalent production decreased by 5%. Silver production decreased by 4%, driven by a 4% decline in silver recoveries while silver head grades remained consistent year over year. Zinc production decreased by 2%, mainly due to a 3% reduction in zinc head grade, while zinc recovery improved slightly by 1%, mitigating part of the impact. While overall production was slightly lower quarter-over-quarter, stable processing volumes and modest improvements in head grades reinforce the operation’s solid fundamentals. In addition, the ongoing positive trend in silver prices continues to support revenue stability, mitigating the impact of short-term production variations.

Other Properties

Soracaya is an approximately eight-hectare exploration asset located approximately 200 km south south-west of Potosi and 4.4 km from the San Vincente mine (owned by Pan American Silver). Verification of the resource to NI 43-101 standards is currently in progress as well as some claim maintenance work underground.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Quarters ended December 31, 2024 and 2023

	2024 Q4	2023 Q4 Restated (1)	Change ‘24 vs ‘23

Revenues	81,669	57,616	42%

Mine operating costs
Cost of sales	(52,556)	(42,471)	24%
Depletion, depreciation and amortization	(3,863)	(7,898)	(51%)
Impairment – Mine Operating Costs	-	(22,632)	(100%)
Gross profit (loss)	25,250	(15,385)	264%

General and administrative expenses	(6,095)	(4,670)	31%
Share-based payments expense	27	(28)	(196%)
Operating (loss) income	19,182	(20,083)	196%

Gain on adjustment to consideration payable	-	933	(100%)
Finance costs	(528)	(855)	(38%)
Foreign exchange gain	11,196	2,379	371%
Marketable securities loss	-	(234)	(100%)
Gain on disposal of assets held for sale	-	14,649	(100%)
Income (loss) before tax	29,850	(3,211)	(1030%)

Income tax (expense) recovery	(8,782)	3,702	(337%)
Net income for the period	21,068	491	4191%

Other comprehensive income (loss)
Currency translation differences	(10,142)	2,793	(463%)
Comprehensive income for the period	10,926	3,284	233%

Net income per share:
Basic and diluted	0.06	0.00

Weighted average number of common shares:
Basic	355,855,538	350,991,138
Diluted	355,355,538	352,084,018

(1)	The financial results were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

Revenues for the quarter ended December 31, 2024 were $81,669, an increase of $24,053 as compared to Q4 2023. The increase is primarily due to an increase in the average realized price of silver from $22.47 in Q4 2023 to $31.77 in Q4 2024.

Cost of sales for the quarter ended December 31, 2024, was $52,556, an increase of $10,085 compared to Q4 2023. This change is primarily attributed to an increase of ore purchase costs by $6,898 in the San Lucas Group, as a result of higher commodity prices during the current quarter. The San Lucas Group’s ore purchase costs are subject to variability to maintain its profitability contribution to the Company. The remainder of the change is due to increased labour costs, mine and plant maintenance costs, mine contractor fee and ore and concentrate purchase costs at other sites, offset partially by a reduction in other costs that were the result of various restructuring and production optimization initiatives in Bolivia and Mexico mines.

Depreciation, depletion and amortization for the quarter ended December 31, 2024, was $3,863, a decrease of $4,035 compared with Q4 2023, which was mainly attributable to updating the reserves and resources which resulted in less depreciation expense determined by the units of production depreciation method. Additionally, less depreciation expense was recorded because of the $22,632 impairment charge recognized in 2023.

Gross profit for the quarter ended December 31, 2024, was $25,250, an increase of $40,635 compared with Q4 2023, due to the variances described above.

General and administrative expenses for the quarter ended December 31, 2024, were $6,095, an increase of $1,425 compared to Q4 2023, which was primarily due to a decrease in corporate administration and salaries and benefits as a result of continuing cost improvement initiatives.

Finance costs for the quarter ended December 31, 2024, were $528, a decrease of $327 compared to Q4 2023, which was mainly attributed to a decrease in interest expense.

Foreign exchange gain for the quarter ended December 31, 2024, was $11,196 having increased by $8,817 from $2,379 in Q4 2023. The quarter’s gain is primarily from a $18,747 gain from the Bolivian operations and an offsetting loss of $4,277 from Mexico’s operations. As Bolivia is experiencing a US dollar shortage, the Bolivian financial institutions are paying a higher BOL/USD rate than the official rate of 6.96 BOL/USD to import USD into Bolivia. The gain from the depreciation of the Boliviano was partially offset by losses from the depreciation of the Mexican Peso against the USD from Q4 2024 to Q4 2023.

Years ended December 31, 2024, 2023 and 2022

	2024	2023 Restated (1)	Change ‘24 vs ‘23

Revenues	282,987	251,256	13%

Mine operating costs
Cost of sales	(206,055)	(199,432)	3%
Depreciation, depletion and amortization	(19,706)	(25,959)	(24%)
Impairment – Mine Operating Costs	-	(22,632)	(100%)
Gross profit	57,226	3,233	1670%

General and administrative expenses	(24,307)	(26,288)	(8%)
Share-based payments expense	(105)	(229)	(54%)
Operating income (loss)	32,814	(23,284)	241%

Gain on adjustment to consideration payable	133,255	933	14182%
Finance costs	(18,232)	(4,833)	273%
Foreign exchange gain	44,199	6,727	557%
Marketable securities loss	-	(2,054)	(100%)
Gain on disposal of assets held for sale	-	14,649	(100%)
Impairment on mineral properties, plant and equipment	-	-	-
Transaction costs for Sinchi Wayra acquisition	-	-	-
Income (loss) before tax	192,036	(7,912)	2527%

Income tax expense	(27,552)	(3,096)	790%
Net income (loss) for the year	164,484	(11,008)	1594%

Other comprehensive income (loss)
Currency translation differences	(105)	(1,168)	(91%)
Comprehensive income (loss) for the year	164,379	(12,176)	(1450%)

Net income (loss) per share:
Basic and diluted	0.46	(0.03)

Weighted average number of common shares:
Basic	353,755,953	349,941,159
Diluted	356,255,953	352,299,217

(1)	The net loss (income) and net loss (income) per share for 2023 were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

Revenues for the year ended December 31, 2024, were $282,987, an increase of $31,731 compared with the year ended December 31, 2023. The increase is driven primarily by an increase in the average realized price per ounce of silver equivalent ounce sold from $22.90 in 2023 to $28.74 in 2024.

Cost of sales for the year ended December 31, 2024, was $206,055, an increase of $6,623 compared with the year ended December 31, 2023. The 3% increase is in line with the 4% increase in tonnes processed year over year. The increased production levels caused increases in mine and plant maintenance costs and ore and concentrate purchase costs that were partially offset by a reduction in insurance, energy and other costs that were the result of various restructuring and production optimization initiatives in Bolivia and Mexico mines.

Depreciation, depletion and amortization for the year ended December 31, 2024, was $19,706, a decrease of $6,253 compared with the year ended December 31, 2023, which was mainly attributable to updated reserves and resources resulting in less depreciation expense determined by the units of production depreciation method. The decrease is further attributed to a lower depreciable cost basis as a result of the Bolivar and Porco impairments recognized at the end of 2023.

Gross profit for the year ended December 31, 2024, was $57,226, an increase of $53,993 compared with the year December 31, 2023. The increase in 2024 arose primarily from increased revenues and no requirement to record an impairment charge.

General and administrative expenses for the year ended December 31, 2024, was $24,307, a decrease of $1,981 compared to the year ended December 31, 2023, which was mainly attributable to reductions in administration costs and professional fees.

Gain on adjustment to consideration payable for the year ended December 31, 2024, was $133,255 compared to a gain of $933 in the year ended December 31, 2023. On March 18, 2022, the Company acquired 100% ownership of Sinchi Wayra and Illapa (the “Acquisition”) from Glencore plc (“Glencore”) under the terms and conditions outlined in the Share Purchase Agreement (“SPA”).

On May 10, 2023, the Company signed amendments to the SPA (“Amended SPA”) that impacted the timing of the repayments of the deferred cash consideration and timing of payment of certain VAT amounts collected by the Company which generated a gain on adjustment to consideration payable of $933 in the year-ended December 31, 2023.

On March 28, 2024, the Company entered into a binding term sheet (the “Term Sheet”) with Glencore to amend the SPA, Amended SPA and certain transaction documents in connection with the Acquisition. Consideration payable was adjusted for the terms and conditions outlined in the Term Sheet in the first quarter of 2024 which generated a gain on adjustment to consideration payable of $133,255 in the year-ended December 31, 2023.

Finance costs for the year ended December 31, 2024, were $18,232, an increase of $13,399 compared to the year ended December 31, 2023. The increase was mainly due to a $13,471 loss on change in fair value of consideration payable that was recorded in the current period following the negotiation of the Term Sheet. This was partially offset by a reduction in accretion of consideration payable that had previously been recorded in accordance with the Amended SPA.

Foreign exchange gain (loss) for the year ended December 31, 2024, was $44,199 compared to $6,727 in the year ended December 31, 2023. The increase of $37,472 is mainly due to a $45,822 gain from Bolivian operations and an offsetting loss of $2,521 from Mexico’s operations in the current year. The gain in Bolivia is caused by a US dollar shortage in Bolivia, the Bolivian financial institutions are paying a higher BOL/USD rate than the official rate of 6.96 BOL/USD to import USD into Bolivia. The gain from the depreciation of the Boliviano was partially offset by losses from the depreciation of the Mexican Peso against the USD from Q4 2024 to Q4 2023.

Marketable securities loss of $2,054 in the year ended December 31, 2023 arose due to the Company selling substantially all of its marketable securities in the second half of 2023.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2024 (2)				2023 Restated (2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	81,669	78,244	70,485	52,589	57,616	64,408	63,854	65,378
Mine operating costs	56,419	62,523	54,629	52,190	50,369	58,837	60,363	55,822
Gross profit	25,250	15,721	15,856	399	(15,385)	5,571	3,491	9,556
Operating expenses	(6,068)	(6,592)	(6,806)	(4,946)	(4,698)	(7,757)	(7,218)	(6,844)
Net income (loss)	21,067	9,310	1,449	132,658	490	(5,102)	(2,115)	(4,281)
Net income (loss) per share – basic and diluted (1)	0.06	0.03	0.00	0.38	0.00	(0.01)	(0.01)	(0.01)

(1)	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants for all quarters.
(2)	The financial results were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

The Company’s quarterly results vary based on the silver equivalent ounces sold per period together with the average realized silver price for the period. In Q1 2024 the Company recorded a one-time gain on adjustment to consideration payable of $133,255 after entering into the Term Sheet with Glencore.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

For the year ended December 31, 2024, the Company had cash and cash equivalents of $35,721 (2023 - $4,947). The Company’s cash and cash equivalents are not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations.

For the year ended December 31, 2024, the Company reported net income of $164,484 (2023 - net loss of $11,008). As at December 31, 2024, the Company had working capital of $46,296 (2023 - working capital deficiency of $44,687).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchiwayra and Illapa operations which occurred in 2022. The consideration payable consists of a base purchase price obligation and contingent value rights (“CVR”) obligation.

The base purchase price obligation consists of the Company paying up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time. Such prepayment amount will be $40,000 if exercised prior to November 1, 2025 and shall decrease by $2,000 for each annual instalment of $10,000 that has been paid by the Company (the “Acceleration Option”).

On March 20th 2025, the Company made a $10,000 payment to Glencore as part of a plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchiwayra and Illapa operations. An additional payment of $7,500 was made in May 2025 and the Company will continue to make bi-monthly payments of $7,500 commencing in May 2025 until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished by exercising the acceleration option.

The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

At December 31, 2024, the Company has non-current loans payable of $3,137 (2023 - $748), and non-current consideration payable to Glencore of $34,783 (2023 - $113,351). In addition, the Company has an accumulated deficit of $16,007 (2023 - $180,491) and shareholders’ equity of $131,347 (2023 - deficiency of $33,778).

	Year ended December 31,
	2024	2023 (1)
Cash flow
Cash generated by operating activities	54,432	29,591
Cash (used by) provided by investing activities	(20,922)	(23,596)
Cash (used by) provided by financing activities	(2,546)	(5,659)
Increase in cash and cash equivalents	30,964	336
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(190)	2
Cash and cash equivalents, beginning of the year	4,947	4,609
Cash and cash equivalents, end of the year	35,721	4,947

(1)	The cash generated by operating activities and used by investing and financing activities were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

The Company’s cash flows from operating, investing, and financing activities during the year ended December 31, 2024, are summarized as follows:

Cash generated by operating activities of $54,432, primarily due to:

●	$95,750 in cash flows from operating activities before movements in working capital items; and,
●	$41,318 net decrease in non-cash working capital items during the period.

Cash used by investing activities of $20,922, primarily related to:

●	$22,619 spent on expenditures on mineral properties, plant and equipment; and,
●	$1,697 proceeds from disposition of mineral properties, plant and equipment.

Cash used by financing activities of $2,546, primarily consists of:

●	$3,187 net repayment on loans payable and lease liability payments; and,
●	$641 of proceeds from the exercise of stock options.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility. The Company is fully compliant with all financial covenants stipulated in the agreement; however, it did not meet the requirement to deliver its annual financial statements by April 30, 2024, due to delays in the issuance of the audited reports. Trafigura has granted a formal waiver, confirming that the delayed submission of the financial statements does not constitute a breach of covenants.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the three and twelve months ended December 31, 2024 and 2023, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended December 31		Twelve months ended December 31,
	2024	2023	2024	2023
Management and consulting fees	1,818	1,655	2,806	2,571
Share-based compensation	(52)	197	61	229
	1,766	1,852	2,867	2,800

Of the $1,818 in management and consulting fees incurred with related parties during the three months ended December 31, 2024, $100 (2023 - $75) was related to directors’ fees and $1,718 (2023 - $1,580) was related to management fees.

As at December 31, 2024, directors and officers or their related companies were owed $73 (December 31, 2023 - $27) in respect of the services rendered. These are non-interest bearing with standard payment terms.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

On March 20, 2025 the Company paid Glencore $10,000 and an additional payment of $7,500 was made on May 6, 2025, these are the part of a series of payments to be made to repay $40,000 prior to November 1, 2025 in order to exercise the accelerated payment option. Refer to note 10(a) in the annual audited consolidated financial statements for more information.

On February 27th, 2025 the Company completed an offering of $70,000 BOB ($10,057 USD) in promissory notes under its San Lucas Promissory Notes Issuance program. The San Lucas Promissory Notes Issuance program allows the Company to issue up to $140,000 BOB ($20,115 USD) in the Bolivian Stock market (Bolsa Boliviana de Valores). The notes are denominated in Bolivian Bolivianos and have a 6.25% interest rate and a maturity date of February 27th, 2026 and are unsecured. Refer to note 11(e) in the annual audited consolidated financial statements for more information.

With regards to the uncertain tax position related to the Illapa tax matter, on January 7, 2025 the Supreme Court of Justice ruled in favor of the Company by issuing sentence 188/2025 which nullified the previous rulings in favor of the tax authority and requires the Tax authority issue a new assessment that is legally compliant, at that point management will determine whether or not to accept the new assessment or could challenge it again. Management expects that the tax authority will exercise its right to appeal the decision within six months of the sentence. An appeal of the sentence would not affect management’s current legal assessment which believes that it is probable that the current tax treatments will be accepted. Accordingly, the Company believes there is no current tax liability and has not recognized an expense related to this matter as at December 31, 2024. Refer to note 18(c) in the annual audited consolidated financial statements for more information.

Material Accounting Estimates and Judgments

Refer to Note 4 of the 2024 annual audited consolidated financial statements for a detailed discussion.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

Refer to Note 3 of the 2024 annual audited consolidated financial statements for a detailed discussion.

Financial Instruments and Other Instruments

December 31, 2024	Amortized cost	FVTPL	Total
	$	$	$
Financial assets
Cash and cash equivalents	35,721	-	35,721
Trade and other receivables	24,462	17,402	41,864
	60,183	17,402	77,585
Financial liabilities
Trade payables and accrued liabilities	49,937	-	49,937
Consideration payable	34,625	10,158	44,783
Loans payable	19,569	-	19,569
Other liabilities	36,030	-	36,030
	140,161	10,158	150,319

December 31, 2023 (restated)	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	4,947	-	4,947
Trade and other receivables	22,855	9,896	32,751
	27,802	9,896	37,698
Financial liabilities
Trade payables and accrued liabilities	59,271	-	59,271
Consideration payable	147,886	15,102	162,988
Loans payable	17,775	-	17,775
Other liabilities	46,357	-	46,357
	271,289	15,102	286,391

(1)	The Trade and other receivables, trade payables and accrued liabilities and other liabilities amounts were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: Inputs for the asset or liability based on unobservable market data.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

Financial instruments and other instruments (continued)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	December 31, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Trade and other receivables	-	17,402	-	-	9,896	-
	-	17,402	-	-	9,896	-

Liabilities
Consideration payable	-	-	10,158	-	-	15,102
	-	-	10,158	-	-	15,102

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2023.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2024, the Company had receivable balances associated with buyers of its concentrates of $17,402 (December 31, 2023 - $9,836). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	December 31, 2024	December 31, 2023
	$	$
Cash and cash equivalents	35,721	4,947
Trade and other receivables	41,864	39,426
Prepaid expenses and deposits	5,656	5,536

Financial instruments and other instruments (continued)

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	41,329	8,608	-	-	49,937
Consideration payable - base purchase price(1)	10,000	10,000	40,000	20,000	80,000
Consideration payable - CVR & additional payments	1,118	3,499	6,468	1,272	12,357
Loans payable	16,432	3,137	-	-	19,569
Lease payments	704	23	-	-	727
	69,583	25,267	46,468	21,272	162,590

(1) The Base Purchase Price, as disclosed in Note 10(a), includes an acceleration option that enables the Company to repay less than the contractually committed amounts as presented in the table above. The Company continues to monitor its liquidity position and will determine prior to November 1, 2025 whether it will exercise the first acceleration option available to the Company.

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $506, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $103, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(35).

Financial instruments and other instruments (continued)

The Company’s financial assets and liabilities as at December 31, 2024 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	58	3,109	31,434	1,120	35,721
Trade and other receivables	15,806	24,814	1,142	102	41,864
	15,864	27,923	32,576	1,222	77,585

Financial liabilities
Trade payables and accrued liabilities	419	42,890	4,938	1,690	49,937
Consideration payable	-	-	44,783	-	44,783
Loans payable	-	15,536	4,033	-	19,569
Other liabilities	-	13,374	10,690	11,965	36,029
	419	71,800	64,444	13,655	150,318
Net financial assets (liabilities)	15,445	(43,877)	(31,868)	(12,433)	(72,733)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at December 31, 2024, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2024, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $202.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 355,855,538 common shares issued and outstanding, 14,300,000 common shares issuable under stock options, 825,000 common shares issuable under restricted share units, 1,000,000 common shares issuable under performance share units, 675,000 common shares issuable under deferred share units.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Internal controls over financial reporting and disclosure controls and procedures (continued)

The restatements of prior period financial statements reflect the company’s efforts to ensure the accuracy of its financial reporting. These restatements resulted from identified deficiencies in internal controls over financial reporting. In response, the company has undertaken measures to strengthen its internal control environment, including the hiring of additional staff at its corporate location, improvements to the process of the preparation of the consolidated financial statements and haven taken actions to improve the coordination between the Corporate accounting function and the site accounting teams and continues to monitor and improve its controls to prevent similar issues in the future. The company remains committed to maintaining effective internal controls and transparency in its financial disclosures.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this MD&A, including Cash Cost per Silver Equivalent Ounce Sold, Cash Cost of Production per Tonne, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The non-GAAP measures of cash cost per silver equivalent ounce sold and cash cost of production per tonne are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. Cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver equivalent ounce sold, also include the third party concentrate treatment, smelting and refining cost.

Non-GAAP Measures (continued)

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce produced and cash cost of production per tonne are two of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne, when taken in connection with effective management of mining dilution, will improve the cash cost per silver equivalent ounce produced. Having a low-cost base per silver equivalent ounce of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition.

The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides a detailed reconciliation between the cash cost of production per tonne, cash cost per silver equivalent ounce sold, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments (if any), and reclamation cost accretion. AISC for Bolivia Consolidated and Zimapan do not include certain corporate and non-cash items such as corporate general and administrative expense and sustaining share-based payments.

The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Non-GAAP Measures (continued)

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our annual audited consolidated financial statements.

	Three Months Ended December 31, 2024
	Bolivia Operating Mines(1)	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	28,422	23,069	15,078	-	66,569
Transportation and other selling cost	(5,088)	(1,881)	(952)	-	(7,921)
Royalty	(3,765)	(873)	(57)	-	(4,695)
Inventory change	(1,299)	1,326	(1,533)	-	(1,506)
Cash Cost of Production (A)	18,270	21,641	12,536	-	52,447
Cost of sales	28,422	23,069	15,078	-	66,569
Concentrate treatment, smelting and refining cost	5,004	910	4,808	-	10,722
Cash Cost of Silver Equivalent Sold (B)	33,426	23,979	19,886	-	77,291
Sustaining capital expenditures	5,609	1,458	2,966	-	10,033
General and administrative expenses	1,132	2,112	143	3,458	6,845
Accretion of decommissioning and restoration provision	350	222	120	-	692
All-in Sustaining Cash Cost (C)	40,517	27,771	23,115	3,458	94,861
Material processed (tonnes milled) (D)	183,889	92,369	216,883	-	493,141
Silver Equivalent Sold (payable ounces) (E)	1,753,377	847,411	852,103	-	3,452,891
Cash Cost per Silver Equivalent Ounce Sold (B/E)	19.06	28.30	23.34	-	22.38
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	23.11	34.22	27.13	-	27.83
Cash Cost of Production per tonne (A/D)	99.35	234,.29	57.80	-	106.35

(1)	Bolivar, Porco, the Caballo Blanco Group, are presented here as Bolivia Operating Mines. Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Three Months Ended December 31, 2023 (2)
	Bolivia Operating Mines(1)	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	24,894	15,402	10,605	-	50,900
Transportation and other selling cost	(5,144)	(1,504)	(1,011)	-	(7,658)
Royalty	(2,904)	(611)	-	-	(3,515)
Inventory change	5,387	(1,588)	2,903	-	6,702
Cash Cost of Production (A)	22,233	11,699	12,497	-	46,429
Cost of sales	24,894	15,402	10,605	-	50,900
Concentrate treatment, smelting and refining cost	7,910	3,160	5,677	-	16,747
Cash Cost of Silver Equivalent Sold (B)	32,804	18,562	16,282	-	67,647
Sustaining capital expenditures	4,628	-	3,113	-	7,741
General and administrative expenses	1,903	528	881	2,518	5,831
Accretion of decommissioning and restoration provision	303	-	(20)	-	283
All-in Sustaining Cash Cost (C)	39,638	19,090	20,256	2,518	81,502
Material processed (tonnes milled) (D)	201,568	83,343	204,507	-	489,417
Silver Equivalent Sold (payable ounces) (E)	1,975,463	933,859	904,540	-	3,813,863
Cash Cost per Silver Equivalent Ounce Sold (B/E)	16.61	19.88	18.00	-	17.74
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	20.07	20.44	22.39	-	21.37
Cash Cost of Production per tonne (A/D)	110.30	140.37	61.11	-	94.87

(1)	Bolivar, Porco, the Caballo Blanco Group, are presented here as Bolivia Operating Mines. Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Non-GAAP Measures (continued)

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

	Year Ended December 31, 2024
	Bolivia Operating Mines(1)	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	126,910	71,537	55,094	-	253,542
Transportation and other selling cost	(20,139)	(6,012)	(4,384)	-	(30,536)
Royalty	(13,556)	(2,926)	(196)	-	(16,677)
Inventory change	(9,529)	410	1,018	-	(8,101)
Cash Cost of Production (A)	83,687	63,009	51,532	-	198,228
Cost of sales	126,910	71,537	55,094	-	253,542
Concentrate treatment, smelting and refining cost	26,323	6,963	21,744	-	55,030
Cash Cost of Silver Equivalent Sold (B)	153,233	78,500	76,838	-	308,572
Sustaining capital expenditures	17,653	1,458	9,642	-	28,753
General and administrative expenses	4,489	3,131	3,979	14,739	26,338
Accretion of decommissioning and restoration provision	2,030	222	524	-	2,776
All-in Sustaining Cash Cost (C)	177,404	83,312	90,983	14,739	366,438
Material processed (tonnes milled) (D)	764,492	341,650	849,763	-	1,955,904
Silver Equivalent Sold (payable ounces) (E)	7,439,749	3,163,910	3,486,063	-	14,089,723
Cash Cost per Silver Equivalent Ounce Sold (B/E)	20.60	24.81	22.04	-	21.90
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	23.85	26.72	26.10	-	26.09
Cash Cost of Production per tonne (A/D)	109.47	184.43	60.64	-	101.35

(1)	Bolivar, Porco, the Caballo Blanco Group, are presented here as Bolivia Operating Mines. Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Year Ended December 31, 2023(2)
	Bolivia Operating Mines(1)	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	83,958	100,367	45,165	-	229,489
Transportation and other selling cost	(20,734)	(7,909)	(3,597)	-	(32,240)
Royalty	(12,406)	(4,312)	-	-	(16,718)
Inventory change	(1,286)	(6,468)	2,567	-	(5,187)
Intercompany eliminations San Lucas and Bolivia Mines	32,930	(32,930)	-	-	-
Cash Cost of Production (A)	82,461	48,748	44,135	-	175,344
Cost of sales	83,958	100,367	45,165	-	229,489
Concentrate treatment, smelting and refining cost	29,732	24,898	21,208	-	75,839
Cash Cost of Silver Equivalent Sold (B)	113,690	125,265	66,374	-	305,328
Sustaining capital expenditures	23,810	-	5,862	-	29,672
General and administrative expenses	5,352	1,072	5,976	16,528	28,928
Accretion of decommissioning and restoration provision	962	-	465	-	1,427
All-in Sustaining Cash Cost (C)	143,813	126,337	78,677	16,528	365,356
Material processed (tonnes milled) (D)	800,638	313,506	769,303	-	1,883,446
Silver Equivalent Sold (payable ounces) (E)	7,059,715	5,756,049	3,289,563	-	16,105,327
Cash Cost per Silver Equivalent Ounce Sold (B/E)	16.10	21.76	20.18	-	18.96
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	20.37	21.95	23.92	-	22.69
Cash Cost of Production per tonne (A/D)	102.99	155.49	57.37	-	93.10

(1)	Bolivar, Porco, the Caballo Blanco Group, are presented here as Bolivia Operating Mines. Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Non-GAAP Measures (continued)

Average Realized Price per Ounce of Silver Equivalent Sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

Consolidated(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Revenues	98,967	68,945	349,849	293,034
Add back: Treatment, smelting and refining charges	10,722	16,747	55,030	75,839
Gross Revenues	109,689	85,692	404,879	368,873
Silver Equivalent Sold (ounces)	3,452,891	3,813,863	14,089,723	16,105,327
Average Realized Price per Ounce of Silver Equivalent Sold (2)	31.77	22.47	28.74	22.90
Average Market Price per Ounce of Silver per London Silver Fix	31.48	23.18	28.26	22.56

(1)	Bolivar, Porco, the Caballo Blanco Group, are presented here as Bolivia Operating Mines. Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Bolivar, Porco, and Caballo Blanco Group(1) (“Bolivia Operating Mines”) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Revenues	49,047	37,694	187,442	130,339
Add back: Treatment, smelting and refining charges	5,004	7,910	26,323	29,732
Gross Revenues	54,051	45,604	213,765	160,071
Silver Equivalent Sold (ounces)	1,753,377	1,975,463	7,439,749	7,059,715
Average Realized Price per Ounce of Silver Equivalent Sold (2)	30.83	23.09	28.73	22.67
Average Market Price per Ounce of Silver per London Silver Fix	31.48	23.18	28.26	22.56

(1)	Bolivar, Porco, the Caballo Blanco Group, are presented here as Bolivia Operating Mines. Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

San Lucas Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Revenues	25,269	17,681	80,719	108,661
Add back: Treatment, smelting and refining charges	910	3,160	6,963	24,898
Gross Revenues	26,179	20,841	87,682	133,559
Silver Equivalent Sold (ounces)	847,411	933,859	3,163,910	5,756,049
Average Realized Price per Ounce of Silver Equivalent Sold (1)	30.89	22.32	27.71	23.20
Average Market Price per Ounce of Silver per London Silver Fix	31.48	23.18	28.26	22.56

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Average Realized Price per Ounce of Silver Equivalent Sold (continued)

Zimapan Mine Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Revenues	24,650	13,570	81,687	54,034
Add back: Treatment, smelting and refining charges	4,808	5,677	21,744	21,208
Gross Revenues	29,458	19,247	103,431	75,242
Silver Equivalent Sold (ounces)	852,103	904,540	3,486,063	3,289,563
Average Realized Price per Ounce of Silver Equivalent Sold (1)	34.57	21.28	29.67	22.87
Average Market Price per Ounce of Silver per London Silver Fix	31.48	23.18	28.26	22.56

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023 Restated (1)	2024	2023 Restated (1)

Net income (loss) for the period	21,068	490	164,484	(11,008)
Income tax expense (recovery)	8,782	(3,703)	27,552	3,096
Interest income	(464)	(254)	(480)	(584)
Interest expense, carrying and finance charges on loans payable	486	951	1,488	2,036
Depreciation, depletion and amortization	3,863	7,898	19,706	25,959
Foreign exchange gain	(11,195)	(2,378)	(44,199)	(6,727)
Marketable securities loss	-	234	-	2,054
Share-based payments expense	(27)	28	105	229
Accretion expense	(282)	1,385	1,096	5,171
Changes in fair value of consideration payable	(2,070)	(3,853)	13,472	(3,853)
Gain on adjustment to consideration payable	-	3,071	(133,255)	(933)
Other finance expense	2,856	1,892	2,656	2,113
Adjusted EBITDA	23,017	5,761	52,625	17,553

(1)	The comparative figures were restated as a result of corrections made to the 2023 financial statements. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2025, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability

Cautionary note regarding forward-looking information (continued)

to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Risk Factors

The risk factors described below could materially affect the Company’s future operating results and could cause actual events and results to differ materially from those described in forward-looking statements and forward-looking information. Additional risks not presently known to us, or that we currently consider immaterial, may also impair our operations. Readers are strongly encouraged to review the following identified risks in detail.

Metal and Commodity Price Fluctuations

The majority of our revenue is derived from the sale of silver, zinc, lead and copper, and therefore fluctuations in the prices of these metals significantly affects our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Board of Directors continually assesses the Company’s strategy towards our metal exposure, depending on market conditions.

The prices of silver and other metals are affected by numerous factors beyond our control, including:

●	global and regional levels of supply and demand;
●	sales by government holders and other third parties;
●	metal stock levels maintained by producers and others;
●	increased production due to new mine developments and improved mining and production methods;
●	speculative activities;
●	inventory carrying costs;
●	availability, demand and costs of metal substitutes;
●	international economic and political conditions;
●	interest rates, inflation and currency values;
●	increased demand for silver or other metals for new technologies; and
●	reduced demand resulting from obsolescence of technologies and processes utilizing silver and other metals.

Risk Factors (continued)

In addition to general global economic conditions that can have a severely damaging effect on our business in many ways, declining market prices for metals could materially adversely affect our operations and profitability. A decrease in the market price of silver, zinc, lead and copper and other metals could affect the commercial viability of our mines and production at our mining properties. Lower prices could also adversely affect future exploration and our ability to develop mineral properties and mines which would have a material adverse impact on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at sustainable levels.

If market prices of silver, zinc, lead and copper remain below levels used in the Company’s impairment testing and resource prices for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring the Company to perform an impairment assessment on related assets. Due to the sensitivity of the recoverable amounts to long term metal prices, as well as to other factors including changes to mine plans and cost escalations, any significant change in these key assumptions and inputs could result in impairment charges in future periods.

Foreign Operations

In 2024, a significant portion of our production and revenues were derived from our operations in Mexico and Bolivia. As a result, we are exposed to a number of risks and uncertainties, including:

●	expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;
●	changing political and fiscal regimes, sometimes unexpectedly or as a result of precipitous events, and economic and regulatory instability;
●	unanticipated adverse changes to constitutional rights and protections, and other laws and policies, including those relating to mineral title, royalties and taxation;
●	delays or inability to obtain or maintain necessary permits, licenses or approvals;
●	opposition to mine development projects from governments, communities, and other groups, which may include frivolous or vexatious claims, misinformation, and the potential for violence and property damage;
●	restrictions on foreign investment;
●	limitations on repatriation of operating cash flows, including legal and practical restrictions to transfer funds from and to foreign jurisdictions;
●	unreliable or undeveloped infrastructure;
●	labour unrest and scarcity;
●	human rights violations, which may include Indigenous rights claims;
●	inability of governments or governmental bodies to complete, or properly complete, consultation processes and to comply with national and international laws, protocols, standards and/or norms;
●	difficulty obtaining key equipment and components for equipment;
●	difficulty obtaining consumables and others necessary to operate our mines;
●	regulations and restrictions with respect to imports and exports;
●	high rates of inflation;
●	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
●	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;
●	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;
●	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;
●	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
●	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
●	civil unrest, terrorism and hostage taking; government, union and community pressures to maintain unprofitable operations;
●	military repression and increased likelihood of international conflicts or aggression; and
●	increased public health concerns.

Risk Factors (continued)

In 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current Mining Joint Operations Agreement with COMIBOL relating to the Illapa Joint Operation will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been completed. The primary effects on the Illapa Joint Operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the Illapa Joint Operation in an adverse way and such actions could have a material adverse effect on us and our business.

Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity could occur and might affect our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; could result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that possible security incidents will not have a material adverse effect on our future operations.

Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability.

Governmental Regulation

Our operations, exploration, and development activities are subject to extensive laws and regulations in the jurisdictions in which we conduct our business, including with respect to:

●	environmental protection, including greenhouse gas emissions, biodiversity, and water, soil and air quality;
●	permitting;
●	management and use of toxic substances and explosives;
●	management and use of natural resources, including water and energy supplies;
●	management of waste and wastewater;
●	exploration, development, production, and post-closure reclamation of mines;
●	imports and exports;
●	transportation;
●	price controls;
●	taxation;
●	mining royalties;
●	labour standards, employee profit-sharing, and occupational health and safety, including mine safety regulations
●	community and Indigenous rights;
●	human rights;
●	social matters, including historic and cultural preservation, engagement and consultation, local hiring and procurement, development funds;
●	anti-corruption and anti-money laundering; and
●	data protection and privacy.

Risk Factors (continued)

The costs associated with compliance with these and future laws and regulations can be substantial, and changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. In addition, the regulatory and legal framework in some jurisdictions in which we operate are outdated, unclear and at times, inconsistent.

A failure to comply with these laws and regulations, including with respect to our past and current operations, and possibly even actions of parties from whom we acquired our mines or properties, could lead to, among other things, the imposition of substantial fines, penalties, sanctions, the revocation of licenses or approvals, expropriation, forced reduction or suspension of operations, and other civil, regulatory or criminal proceedings. Other enforcement actions may include corrective measures requiring capital expenditures, the installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has often been identified as a source of revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource-rich countries. The addition of new taxes, specifically those aimed at mining companies, could have a material impact on our operations and will directly affect profitability and our financial results. COVID-19 resulted in unprecedented public health measures and massive increases in government spending which caused significant long-term damage to the global and most national economies. The resulting costs to governments, increased fiscal debt, interest rates, and inflation continue to result in further taxation pressures, the impacts of which could impact our financial performance.

In April 2021, the Senate of Mexico approved the amendment of various articles of the Federal Labor Law, Social Security Law, Law of the National Workers’ Housing Fund Institute, Federal Fiscal Code, Income Tax Law and the Value Added Tax Law. These new regulations significantly limit the ability of operating companies to subcontract and outsource labour to contractors and to employ related service providers. As a consequence of this new legislation, additional employee profit sharing costs, payroll taxes and benefits costs were imposed on our operations.

Permits

We are required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction, and commencement of new operations. Obtaining or renewing the necessary governmental permits can be costly and involve extended timelines. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed our expected recovery from a given property once in production.

Failure to obtain or maintain the necessary permits, or to maintain compliance with any permits, can result in fines, penalties, or suspension or revocation of the permits. Our ability to obtain and renew permits is contingent upon certain variables, some of which are not within our control, including, introduction of new permitting legislation, the interpretation of applicable requirements implemented by the permitting authority, the need for public consultation hearings or approvals, and political or social pressure.

Any unexpected delays, failure to obtain or renew permits, failure to comply with the terms of the permit, or costs associated with the permitting process could impede or prevent the development or operation of a mine, which could have material adverse impacts on our operations and profitability.

Risk Factors (continued)

Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions at its existing locations. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs. The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company’s total production costs per ounce of silver rise above the market price of silver and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Operational Risks

The ownership, operation, and development of a mine or mineral property involves significant risks and hazards which even the combination of experience, knowledge, and careful evaluation may not be able to overcome.

These risks include:

●	environmental and health hazards;
●	industrial and equipment accidents, explosions and third party accidents;
●	the encountering of unusual or unexpected geological formations;
●	ground falls and cave-ins;
●	flooding;
●	labour disruptions;
●	mechanical equipment, machinery, and facility performance problems;
●	seismic events;
●	extreme temperature variations and air quality issues underground; and
●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in:

●	damage to, or destruction of, mineral properties or production facilities;
●	personal injury or death;
●	environmental damage and liabilities;
●	delayed production;
●	labour disruptions;
●	increased production costs;
●	asset write downs;
●	abandonment of assets;
●	monetary losses;
●	civil, regulatory or criminal proceedings, including fines and penalties, relating to health, safety and the environment;
●	community unrest, protests, and legal proceedings at local or international levels;
●	loss of social acceptance for our activities; and other liabilities.

Risk Factors (continued)

Advancements in science and technology and in mine design, methods, equipment, and training have created the possibility of reducing some of these risks, but there can be no assurances that such occurrences will not take place and that they will not negatively impact us, our operations, and our personnel.

Liabilities that we incur may exceed the policy limits of our insurance coverage or may not be insurable, in which case we could incur significant costs that could adversely impact our business, operations, profitability, or value.

Title to Assets

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, Indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine, including some of our mining and exploration titles in Bolivia where the government has title to the concessions and our right to mine is contractual in nature. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties. We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk in a number of countries in which we operate, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and other similar governmental actions would likely have a material adverse effect on our operations and profitability.

In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at some of our operations and rely on contracts or other similar rights to conduct surface activities.

Environmental Legislation, Regulations, and Hazards

We are subject to environmental laws and regulation in the various jurisdictions in which we operate that impose requirements or restrictions on our activities, such as mine development, water management, use of hazardous substances, reclamation, and waste transportation, storage and disposal. Compliance with environmental laws and regulations may require significant costs and may cause material changes or delays in our operations. There is no assurance that we will be in full compliance with environmental legislation at all times. Failure to comply with applicable environmental legislation could lead to adverse consequences, including expropriation, suspension or forced cessation of operations, revocation of or restrictions on permits, fines and other penalties, civil or regulatory proceedings, and, in certain circumstances, criminal proceedings. Furthermore, any such failures could increase costs and extend timelines, requiring additional capital expenditures and remedial actions. These negative consequences could significantly impact our financial condition, operations, and cash flow.

Risk Factors (continued)

Future environmental legislation could also require stricter standards and mandate increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

Environmental hazards may exist on our properties which are currently unknown to us. We may be liable for losses associated with such hazards or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties, or by natural conditions. The costs of such cleanup actions may have a material adverse effect on our operations and profitability.

We are subject to environmental reclamation requirements to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious elements and to re-establish, to some degree, pre-disturbance landforms and vegetation. These environmental reclamation requirements vary depending on the location of the property and the managing governmental agency. We are actively providing for and carrying out reclamation activities on our properties as required.

We operate four tailings storage facilities, we are conducting a third party review of all our tailings facilities. These reviews once concluded might find that the storage facilities design, construction, operation, maintenance, and monitoring activities at the tailings and water storage facilities might require further investments to meet the Canadian Dam Safety Guidelines, TSM Tailings Protocol, and known best practices. The development and update of guidelines and standards, such the Canadian Dam Association Technical Bulletin on Tailings Dam Breach Analyses and the Global Industry Standard for Tailings Management, may change requirements, costs, and ultimate capacity of our tailings facilities. Design of all of our tailings and water storage facilities includes detailed consideration of stability under static and dynamic (pseudostatic) seismic conditions to ensure exceedance of relevant safety factors. While we believe that appropriate steps have been taken to prevent safety incidents, there are inherent risks involved with tailings facilities, including among other things, seismic activity, and the ability of field investigations completed prior to construction to detect weak foundation materials. There can be no assurance that a dam or other tailings facility safety incident will not occur, and such an incident could have a material adverse effect on our operations and profitability of the Company.

In addition to increasing regulatory requirements and operational risks, claims from local communities and NGOs with respect to real or alleged environmental incidents are becoming more common and may impact operations. In the case of legitimate claims, such actions could result in injunctions, suspensions, or other work stoppages, including revocation of permits, or significant fines or awards of damages. In other cases, we may be subject to frivolous or exaggerated claims made in an effort to obstruct or prevent mining operations or to affect our reputation.

Community Action

The success of our business is, in many ways, dependent on maintaining positive and respectful relationships with communities in the areas where we work. There is an increasing level of public concern relating to the perceived effects of mining activities, particularly on communities and peoples impacted by such activities. Communities and certain NGO’s that oppose resource development have become more vocal and active with respect to the impact of mining activities. Adverse publicity related to extractive industries or specifically to the Company’s operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate, and ultimately have a material adverse effect on our business, financial condition and results of operations. Some communities and NGOs have taken actions, such as installing road blockades, applying for injunctions for work stoppage, filing lawsuits for damages or to challenge our ownership or use of property, and intervening and participating in lawsuits seeking to cancel or revoke our rights, permits and licenses that are necessary for our operations to continue, which could materially impact our business. These actions relate not only to current activities but are often in respect of past activities by prior owners of mining properties. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining, which, if made, could have a material adverse effect on our business, financial condition and results of operations. The manner with which we respond to civil disturbances and other activities can give rise to additional risks where those responses are perceived to be inconsistent with international standards, including those with respect to human rights.

Risk Factors (continued)

Artisanal, or informal, mining is associated with a number of negative impacts, including environmental degradation, forced labour, child labour, human trafficking and funding of conflict. Additionally, effective local government administration is often lacking in the locations where these miners operate informally or illegally. These activities are largely unregulated and work conditions are often unsafe and present health risks to the artisanal miners and local communities, which while unrelated to our operations, may have a material impact on them. Informal miners are active on land adjacent to our Porco operation which create an additional component to risk.

The Company is continuing with the implementation of ESG, standards and internal social contribution designed to enhance our community engagement processes, drive world-class environmental practices and reinforce our commitment to the safety and health of our employees and surrounding communities. As part of these activities, we have implemented response mechanisms which help us manage our social risks by better understanding and responding to community questions or concerns around the perceived or actual impacts of our activities. While we are committed to operating in a responsible manner, there is no assurance that our efforts will be successful at mitigating adverse impacts to our operations, and we may suffer material consequences to our business, including among other things, delays and closures, increased costs, and significant reputational damage.

In Canada, recent jurisprudence has permitted foreign claimants to bring legal actions in relation to alleged human rights violations and tort claims which may have occurred in their home country. This includes the adoption of international customary law principles as actionable torts in Canada. In addition, international bodies, such as the Inter-American Commission and the Inter-American Court of Human Rights, may adopt precautionary measures or make orders for member states in respect of human rights violations that could materially impact our operations.

Developments Regarding Indigenous Peoples

Some of our operations are near areas presently or previously inhabited or used by Indigenous peoples or have communities nearby. There are many national and international laws, regulations, conventions, codes and other instruments dealing with the rights of Indigenous peoples that impose obligations on governments and entities. Many of these are complex and interwoven in application, and are integrated and applied differently by governments, communities, Indigenous peoples, and other interest groups. These may include a mandate that government consult with Indigenous peoples in the areas around our projects and mines regarding actions affecting local stakeholders, prior to granting us mining rights, permits or approvals. Applicable conventions, such as the ILO Convention 169 which has been ratified by Bolivia and Mexico, is an example of such an international convention.

The United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) was negotiated over a 24- year period with Indigenous peoples, member states and UN experts and was adopted by the UN General Assembly in September 2007. Canada officially endorsed UNDRIP in 2016 and in June 2021, the United Nations Declaration on the Rights of Indigenous Peoples Act (the “UNDRIP Act”) was enacted into law in Canada to align and harmonize Canadian laws with UNDRIP. The substantive impact of UNDRIP on each member states’ obligations to Indigenous peoples, including in Canada, remains uncertain, particularly with respect to the principle of free, prior and informed consent. At minimum, UNDRIP and the UNDRIP Act are likely to result in more robust consultation processes with potentially affected Indigenous peoples where projects trigger their application. Such requirements under UNDRIP and the associated application under Canadian law could impact our operations and our ability to develop new operations.

New or amended laws, regulations and conventions respecting the rights of Indigenous peoples, including with respect to the acquisition and use of lands, may alter decades old arrangements or agreements made by prior owners of our mines and properties, or even those made by us in more recent years. There can be no guarantee that we have entered into all agreements with Indigenous peoples in accordance with the laws and international standards and norms governing such relationships or that future laws and actions will not have a material adverse effect on our rights or ability to explore or mine, or on our financial position, cash flow, and results of operations. Furthermore, it is not uncommon for Indigenous peoples to challenge agreements or arrangements previously entered into for various reasons. Public opposition, including opposition by NGOs, to mining activities has also increased in recent years, in part due to the perceived effects of those activities on local communities and on Indigenous peoples. There has been an increase in resort to strategic litigation supported by NGOs and other interest groups in reference to laws, regulations and conventions respecting the rights of Indigenous peoples, which if targeted at our operations, could have a material impact on the future operations of our mines.

Risk Factors (continued)

If we cannot maintain an agreement or positive relationship with Indigenous peoples in respect of our operations, there may be significant disruptions in our operations and activities, we may be subject to legal or administrative proceedings, and we may be precluded from operating, or from continuing to operate, in such areas. There could also be significant harm to our reputation. The risks associated with operating or conducting activities in or near areas presently or previously inhabited by Indigenous peoples could further impact our ability to acquire or advance development projects and complete, or realize benefits from, future acquisitions.

Natural Disasters, Terrorist Acts, Health Crises including Pandemics, Other Disruptions or Dislocations, whether those effects are Local, Nationwide or Global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Exploration and Development Risks

The long-term operation of our business and its profitability is dependent, in part, on the cost and success of our exploration and development programs. Mineral exploration and development is highly speculative and involves significant risks. Few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs will result in discoveries of economic quantities of mineralization that are necessary for a property to be brought into commercial production. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, including, among other things, (i) the particular attributes of the deposit, such as size, grade, and metallurgy; (ii) interpretation of geological data; (iii) feasibility studies; (iv) proximity to infrastructure and availability of labour, power, and water; (v) metal prices; (vi) foreign currency exchange rates; and (vii) government regulations, including regulations relating to development, taxation, royalties, import and export, and environmental protection.

The actual operating results of our projects may differ materially from those we had anticipated due to these and other factors, many of which are beyond our control. There can be no assurance that our acquisition, exploration, and development programs will yield new mineral reserves to replace or expand current mineral reserves, or that they will result in additional production. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

Risk Factors (continued)

Imprecision in Mineral Reserve and Mineral Resource Estimates

Our mineral resources are estimates. No assurances can be given that the estimated levels of mineral resources are accurate, or that the estimates will result in material being produced or processed profitably. These estimates are expressions of judgment based on knowledge and experience and are based on assumptions and interpretation of available geological, geochemical and operational data and information. Valid estimates made at a given time may significantly change when new information becomes available. It may take many years from the initial phase of drilling before production occurs, and during that time, the economic feasibility of our projects may change and may ultimately prove unreliable.

Fluctuations in the market price of silver, zinc, lead and copper and other metals, as well as increased capital or production costs or reduced recovery rates, may render our mineral reserves uneconomic to develop for a particular project or result in a reduction of mineral reserves. No assurances can be given that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves or that mineralization can be mined or processed profitably. Inferred mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Mineral resource estimates may also be recalculated based on actual production experience. The evaluation of mineral resources is influenced by economic and technological factors, which may change over time. If our mineral resource figures are reduced in the future, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations, and financial condition.

Production and Cost Estimates

We prepare estimates of future production and future production costs for our operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on many factors and assumptions, including: the accuracy of mineral resource estimates; ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability and productivity; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out our activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral resources, such as the need for sequential development of orebodies and the processing of new or different ore grades; and risks and hazards associated with mining. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including ore grade metallurgy, labour costs and productivity, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures, and currency exchange rates. Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power, and water supply are important determinants for capital and operating costs, and sufficient and functional processing equipment and facilities are critical to our operations. The lack of availability or the delay in the availability of any one or more of these items could prevent or delay the development of our projects, result in the failure to achieve the anticipated production volume, and increase the construction costs and ongoing operating costs associated with our projects and operations. Similarly, continued improvements or replacement of existing infrastructure may require high capital investments and involve significant delays. In addition, unusual weather phenomena, sabotage, government, or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

Risk Factors (continued)

Replacement of Resources

The Bolivar, Porco, Caballo Blanco complex, San Lucas Trading Operation and Zimapan mines accounted for all of our production in 2024. Current life-of-mine plans provide for a defined production life for mining at each of our mines. There is no assurance that any of our green field or near mine exploration projects will be successful, and substantial expenditures are required to establish mineral reserves. If our mineral reserves are not replaced either by the development or discovery of additional mineral reserves and/or extension of the life-of-mine at our current operating mines or through the acquisition or development of additional producing mines, this could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Trading Activities and Credit Risk

The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.

At December 31, 2024, we had receivable balances associated with buyers of its concentrates of $17,402 (2023 - $9,836).

Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2024, the Company had made $5,656 of supplier advances (2023 - $5,536), which are reflected in “Prepaid expenses and deposits” on the Company’s balance sheet.

Management constantly monitors and assesses the credit risk resulting from our concentrate sales and refining arrangements. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Taxation Risks

In addition to the risks relating to taxation discussed under the heading “Risks Related to Our Business – Governmental Regulation”, we are also exposed to other tax related risks. In assessing the probability of realizing income tax assets recognized, we make estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within our control, are feasible, and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Future changes in tax laws could also limit us from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

Risk Factors (continued)

Exchange Rate Risk

We report our financial statements in USD; however, we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our income statement.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations. We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, our cash flows, and applicable interest rates, which directly impacts our costs of financing, and which are subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets, applicable interest rates, and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. The Company’s board of directors will determine whether to pay cash dividends on its issued and outstanding shares. The declaration of dividends will depend upon the Company’s future earnings, its capital requirements, its financial condition and other relevant factors. The Company’s board does not intend to declare any dividends on its shares for the foreseeable future. It is anticipated that the Company will retain any earnings to finance the growth of its business and for general corporate purposes.

Limited Supplies and Supply Chain Disruptions

Our operations depend on an uninterrupted supply of reagents, production inputs, and other supplies and resources such as skilled personnel. Supply may be interrupted due to a shortage or the scarce nature of inputs, especially with regard to chemical reagents. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Any interruptions to the procurement and supply of reagents, production inputs and other supplies, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Risk Factors (continued)

Competitive Conditions

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, silver, zinc, lead, copper and other metals. Mines have limited lives and, as a result, the Company continually seeks to replace and expand mineral reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

Competition for resources is intense, particularly affecting the availability of manpower, drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies, or properties having significant exploration potential. As a result, there can be no assurance that our acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves, or that we will be able to maintain production levels in the future.

Our competitive position is largely determined by our costs compared to other producers throughout the world and our ability to maintain our financial integrity through the lows of the metal price cycles. Costs are governed to a large extent by the location, grade, and nature of mineral reserves as well as by operating and management skills. In contrast with diversified mining companies, we focus on silver and zinc production, development, and exploration, and are therefore subject to unique competitive advantages and disadvantages related to the price of silver and zinc and to a lesser extent other base metal by-products. If silver and zinc prices substantially increase, we will be in a relatively stronger competitive position than diversified mining companies that produce, develop, and explore for other minerals in addition to silver and zinc. Conversely, if silver and zinc prices substantially decrease, we may be at a competitive disadvantage to diversified mining companies.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives including the Company’s Executive Chairman the President of our Bolivian operations and other highly skilled and experienced executives and personnel focused on managing our interests. The number of persons skilled in acquisition, exploration, and development of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, and mining personnel as well as additional operations staff. There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training, and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations, and financial condition.

Even when efforts to attract and retain qualified personnel and consultants to manage our interests are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us. These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, erroneous or incomplete filings or non-fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

Risk Factors (continued)

Employee Relations

Our employees and contractors are free to pursue collective bargaining and unions have been established at many of our operations. Although we have reached agreements with our various unions and place significant emphasis on maintaining positive relationships with the unions and employees, we have experienced labour strikes and work stoppages in the past. Should they occur, some labour strikes and work stoppages have the potential to materially affect our operations and thereby adversely impact our future cash flows, earnings, production, and financial conditions.

Economic Dependence

We have 2 customers that account for 100% of the concentrate and silver and zinc sales revenue. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on our results of operations, financial condition, and cash flows.

General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy, particularly with the injection of monetary support and the massive increase in government debt in response to the COVID-19 pandemic since early 2020. Many industries, including the silver and zinc mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, inflation and significant interest rate increases, currency devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

●	inflation, volatility and other pressures in credit markets could impact the cost and availability of financing and our overall liquidity;
●	the volatility of silver, zinc, lead, copper and other metal prices would impact our revenues, profits, losses and cash flow;
●	recessionary pressures could adversely impact demand for our production;
●	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;
●	Russia’s invasion of the Ukraine, the threat of expanded conflict in Europe and the impact on geo-political stability and the global economy; and
●	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

Compliance

We are subject to complex laws and regulatory regimes that differ in the various jurisdictions in which we operate and are sometimes extra-jurisdictional in application. Ensuring that such laws and regulatory requirements are understood and followed by our personnel is difficult and we may inadvertently fail to comply with such laws and requirements or they may be contravened by our personnel. We have established programs, policies, controls, training, and monitoring to reduce and mitigate risks in certain areas, including anti-corruption compliance. In this respect, we have adopted a Code of Business Conduct and Ethics, developed a training program, implemented internal controls, to identify potential risks, and taken other steps to reduce the risk of non-compliance with applicable anti-corruption laws, including in the United States and Canada. However, there is no guarantee such programs, policies, controls, training or monitoring will prevent violations of the law, particularly by individual employees or agents. Violations of such laws, particularly those relating to corruption, could lead to the imposition of substantial fines, penalties or other civil or criminal prosecution or sanctions, and could severely damage our reputation. Such fines, penalties, and sanctions, and any damage to our reputation, could have a material adverse effect on our business.

Risk Factors (continued)

Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. We recognize that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, we are impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate-change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.

The physical risks of climate-change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate-change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Risk Factors (continued)

Information and Cyber Security

The secure processing, maintenance, and transmission of information and data is critical to our business. Furthermore, we and our third-party service providers collect and store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our customers, suppliers, investors and other stakeholders. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, we are exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on our systems or on systems of third parties that we rely on, failure or non-availability of a key information technology systems, or a breach of security measures designed to protect our systems. While we employ security measures in respect of our information and data, including implementing systems to monitor and detect potential threats, the performance of periodic audits, and penetration testing, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. Any data breach or other improper or unauthorized access or use of our information could have a material adverse effect on our business and could severely damage our reputation, compromise our network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems. In addition, we could also be subject to legal and regulatory liability in connection with any such cyber-attack or breach, including potential breaches of laws relating to the protection of personal information.

Stakeholder Confidence

Our business and operations require us to develop and maintain strong and trusting relationships with key stakeholders, including local communities, Indigenous peoples, governments, unions, and other groups and institutions. Poor management of these relationships, inadequate attention to matters of importance to these stakeholders, and operating in a manner that is perceived as unethical or damaging to the environment or to people could result in an erosion of trust and confidence in us and have negative impacts on our business and our financial and operating results. It can also affect our reputation more broadly, including with shareholders, government bodies, NGOs and other interest groups, the media, and the general public. A loss of trust and confidence and negative public opinion could impact our ability to obtain permits, licenses and other approvals, impede our efforts to find growth opportunities, materially increase our costs and expenses, result in legal claims and challenges, decrease the price of our shares and create negative market sentiment, all of which could have material impacts on our business and profitability. Since 2020, the importance of ESG performance requirements, standards and reporting has increased significantly across all stakeholder groups. While the Company has in place numerous programs and commitments with respect to ESG, there is no assurance that the Company will be able to adequately address all ESG pressures and potential requirements to maintain stakeholder confidence.

Acquisitions and Integration

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. The success of our acquisitions will depend upon a number of factors, including the adequacy, completeness, analysis and interpretation of information obtained during due diligence, our ability to effectively manage the integration and operations of entities once we complete an acquisition, and our ability, in some cases, to make improvements or advancements that we anticipated.

Risk Factors (continued)

In addition to acquisitions, we might enter into joint venture, option and similar arrangements which, among other things, also require an investment in time and capital, and are subject to risks associated with due diligence matters. We also occasionally make investments in other mining companies, such as our investments in Zacatecas Silver Corp. Such arrangements may depend, in part, on other parties and may be speculative in nature or by means of payment to certain sell/purchase of certain non-strategic assets. There is no guarantee that any of these arrangements will be successful or that we will recover any capital or other investments made in relation thereto.

Accounting Policies and Internal Controls

As a publicly listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately held and larger public competitors.

The Company prepares its financial reports in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”). In the preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements.

In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting.

The restatements of prior period financial statements reflect the company’s efforts to ensure the accuracy of its financial reporting. These restatements resulted from identified deficiencies in internal controls over financial reporting. In response, the company has undertaken measures to strengthen its internal control environment, including the hiring of additional staff at its corporate location, improvements to the process of the preparation of the consolidated financial statements and haven taken actions to improve the coordination between the Corporate accounting function and the site accounting teams and continues to monitor and improve its controls to prevent similar issues in the future. The company remains committed to maintaining effective internal controls and transparency in its financial disclosures. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Litigation

The Company is party to, and may become party to, litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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